Exhibit 99.2

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

for the Annual General Meeting of Shareholders

TO BE HELD ON August 23, 2024

Dated as of July 24, 2024

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of FIRST PHOSPHATE CORP. (the “Company”) will be held on August 23, 2024 at 12:00 p.m. (EST).

The Meeting will be held for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the fiscal years ended February 29, 2024 and February 28, 2023;

2.	to reappoint the auditors of the Company to hold office until the close of the next annual meeting of the Shareholders and to authorize the directors of the Company to fix the remuneration of the auditors;

3.	to fix the number of directors of the Company for the ensuing year at four (4);

4.	to elect the directors of the Company; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular (the “Circular”) accompanying this notice.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

The Company will be holding its meeting in a virtual only format, via the Zoom meeting platform (“Zoom”), as permitted by the Business Corporations Act (British Columbia). Shareholders will have an equal opportunity to attend at the Meeting online regardless of geographic location. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as a guest but will not be able to vote at the Meeting. This is because the Company and its transfer agent, do not have a record of the non-registered Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder. Please see “Appointment and Revocation of Proxy” in the Circular.

In order to access the Meeting, Shareholders will have two options, via teleconference or through Zoom (which requires internet connectivity). Any Shareholders wishing to view materials at the Meeting that may be presented by the Company’s management will need to utilize the Zoom application, but any Shareholder may listen to the Meeting via teleconference. Registered Shareholders participating via teleconference will not be able to vote in person at the Meeting as the Company’s scrutineer must take steps to verify the identity of registered shareholders using the video features.

In order to dial into the Meeting, Shareholders will phone +1 647 374 4685 and enter the Meeting ID: 537 059 3766. A passcode will not be required.

In order to access the Meeting through Zoom, Shareholders will need to download the application, load the application and open the following link:
https://zoom.us/j/5370593766?omn=97170090693

DATED at Toronto, Ontario, this 24th day of July, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

FIRST PHOSPHATE CORP.

“Laurence W. Zeifman”

Laurence W. Zeifman,
Chairman

MANAGEMENT INFORMATION CIRCULAR

(containing information as at July 24, 2024, unless otherwise stated)

GENERAL PROXY INFORMATION & CIRCULAR DISCLOSURE

Solicitation of Proxies

This management information circular (the “Circular”) is being furnished in connection with the solicitation of proxies by the management of First Phosphate Corp. (the “Company” or “First Phosphate”) for use at the annual general meeting (the “Meeting”) of the holders of common shares in the capital of the Company (the “Common Shares” and “Shareholders”, respectively) to be held completely virtually on August 23, 2024, at 12:00 p.m. (EST) for the purposes set forth in the accompanying Notice of Meeting.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by directors, officers, and employees of the Company, to whom no additional compensation may be paid. The cost of solicitation, if any, will be borne by the Company.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders (both as defined below) of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

References in this Circular to the Meeting include any adjournment or postponement thereof. Unless otherwise indicated, in this Circular, all references to “$” are to Canadian dollars.

The Company will be holding its meeting in a virtual only format, via the Zoom meeting platform (“Zoom”), as permitted by the Business Corporations Act (British Columbia). Shareholders will have an equal opportunity to attend at the Meeting online regardless of geographic location. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as a guest but will not be able to vote at the Meeting. This is because the Company and its transfer agent, do not have a record of the non-registered Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder. Please see “Appointment and Revocation of Proxy” below.

In order to access the Meeting, Shareholders will have two options, via teleconference or through Zoom (which requires internet connectivity). Any Shareholders wishing to view materials at the Meeting that may be presented by the Company’s management will need to utilize the Zoom application, but any Shareholder may listen to the Meeting via teleconference. Registered Shareholders participating via teleconference will not be able to vote in person at the Meeting as the Company’s scrutineer must take steps to verify the identity of registered shareholders using the video features.

In order to dial into the Meeting, Shareholders will phone +1 647 374 4685 and enter the Meeting ID: 537 059 3766. A passcode will not be required.

In order to access the Meeting through Zoom, Shareholders will need to download the application, load the application and open the following link:
https://zoom.us/j/5370593766?omn=97170090693

Shareholders will have the option through the application to join the video and audio or simply view and listen.

THE COmpany Strongly REcommends that shareholders vote In advance of the Meeting By Proxy, Voting Instruction Form (VIF), Telephone or Internet voting, whether or not they are able to attend the virtual Meeting, to ease the voting tabulation at the meeting by COmputershare Trust company of Canada.

Telephone and Internet voting

Telephone voting can be completed at 1-866-732-8683 Toll Free North America or 1-312-588-4290 International, voting by fax can be sent to 1-866-249-7775 Toll Free North America or 416-263-9524 International and Internet voting can be completed at www.investorvote.com.

Please note that non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to ask questions or to vote at the Meeting, as the Company and its transfer agent, do not have a record of the non-registered Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered Shareholder who wishes to appoint another person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 12:00 p.m. (EST) on Wednesday, August 21, 2024, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

a)	signing a proxy with a later date and delivering it at the time and place noted above;

b)	signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The common shares of the Company (the “Common Share”) represented by Proxy in the form provided to Shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered Shareholder appointing such person. If there is no direction by the Registered Shareholder, those common shares will be voted in favor of all proposals set out in the Proxy. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company (the “Management”) knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares (“Registered Shareholders”) will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the Shareholder’s name. Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

This Circular, along with the Notice of Meeting, Proxy and VIF, as applicable, are being provided to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver this Circular, the Notice of Meeting and VIF to OBOs, and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the common shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 12:00 p.m. (EST) on Wednesday, August 21, 2024 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the proxy is to be used). A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the Registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, the Notice of Meeting and the accompanying Proxy are to Registered Shareholders as set forth on the list of Registered Shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the current directors or executive officers, no proposed nominee for election as a director, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

RECORD DATE & QUORUM

The board of directors (the “Board”) of the Company have fixed the record date for the Meeting at the close of business on July 19, 2024, (the “Record Date”). Holders of Common Shares of the Company of record as at the Record Date are entitled to receive notice of the Meeting and to vote at the Meeting and any adjournment or postponement thereof. The quorum for the transaction of business at the Meeting is two Shareholders, or one or more proxyholders representing two members, or one member and a proxyholder representing another member.

VOTING SECURITIES & PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the Record Date, the Company’s authorized capital consists of an unlimited number of Common Shares of which 75,152,185 Common Shares are issued and outstanding and an unlimited number of preferred shares of which none are issued and outstanding. All Common Shares in the capital of the Company carry the right to one vote.

As at July 24, 2024, to the knowledge of the directors and senior officers of the Company, and based on the Company’s review of the records maintained by Computershare Investor Services Inc., electronic filings with SEDAR+ and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), the following person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

Shareholder	Type of Ownership	Number of Common Shares	Percentage of Issued Capital(3)
John Passalacqua(1)(2)	Indirect	10,838,029	14.42%

Notes:

(1)	ExpoWorld Ltd. (“ExpoWorld”) is the beneficial owner of 1,004,817 Common Shares, 1,350,000 Options and 875,000 warrants issued in connection with the credit agreement dated December 29, 2023 to establish a secured revolving credit facility of $2,100,000, to be advanced in installments, entered into between the Company and certain directors of the Company (“Credit Warrants”). ExpoWorld holds 198,000 RSUs that vest on August 31, 2024, another 396,000 RSUs, and 450,000 Options which have not vested and will not be vesting within 60 days of the date of this Circular, and 875,000 Credit Warrants that are not currently exercisable by the holder. Mr. Passalacqua exercises control over ExpoWorld.

(2)	Shpirtrat Trust (“Shpirtrat”) is the beneficial owner of 9,833,212 Common Shares and 122,500 Warrants. Mr. Passalacqua exercises control over Shpirtrat.

(3)	Percentage based on 75,152,185 issued and outstanding Common Shares of the Company on an undiluted basis as at the date of this Circular.

BUSINESS OF THE MEETING

1.	Financial Statements

At the Meeting, Shareholders will receive and consider the audited financial statements of the Company for the fiscal years ended February 29, 2024 and February 28, 2023 together with the auditor’s report thereon. Copies of the financial statements are available for review at www.sedarplus.com.

2.	Appointment of Auditor

At the Meeting, Shareholders will be asked to pass an ordinary resolution reappointing Davidson & Company LLP as auditors of the Company until the close of the next annual meeting of Shareholders and to authorize the directors of the Company to fix their remuneration (the “Auditor Resolution”).

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Davidson & Company LLP as the Company’s independent auditor for the ensuing year at remuneration to be fixed by the Board.

3.	Fix the Number of Directors

The Board is currently composed of four directors. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution to fix the number of directors of the Corporation at four.

The Board has determined that it is in the best interest of the Company to fix the number of directors at four (4) and nominate four persons for election as directors of the Company.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the resolution fixing the number of directors at four (4).

4.	Election of Directors

Each Director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his or her office is earlier vacated, in accordance with the Articles of the Company and the British Columbia Business Corporations Act.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the election of the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

In case any of the following nominees should become unavailable for election for any reason, in the absence of instructions to the contrary, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of the Company may designate in such event.

The following table sets out the names of the persons proposed to be nominated by management for election as a Director, the province or state and country in which each is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. Each of the nominees are currently directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name & Municipality of Residence and Position	Principal Occupation for Past Five Years	Director or Officer of the Company Since	Number and Percentage of Common Shares Beneficially Owned(1)
John Passalacqua (53)(2)(6) Director, Chief Executive Officer (Ontario, Canada)	Officer of the Company (June 2022 to present) President of Expoworld Ltd. (May 1998 to present)	June 25, 2021	10,838,029 (14.42%)
Bennett Kurtz (64)(3) Director, Chief Financial Officer, Chief Administrative Officer, and Corporate Secretary (Ontario, Canada)

Officer of the Company (June 2021 to present)

President and Managing Director of Kurtz Financial Group (April 2007 to present)

CFO of RDARS Inc. (March 2022 to March 2023)

CEO of Free Battery Metal Limited (June 2023 to August 2023)

		June 25, 2021	3,561,473 (4.74%)
Laurence W. Zeifman (62)(4)(6)(7) Chairman (Ontario, Canada)	Audit Partner of Zeifmans LLP, Chartered Professional Accountants. (June 1987 to present)	June 23, 2022	3,750,024 (5.00%)
Marc Branson (48)(5)(6)(7), Independent Director (British Columbia, Canada)	President CapWest Investments Corp. (January 2007 to Present)	June 25, 2021	975,579 (1.30%)

Notes:

(1)	Percentages based on 75,152,185 issued and outstanding common shares of the Company on an undiluted basis as at the date of this Circular.

(2)	Mr. Passalacqua provides services to the Company as a consultant on behalf of ExpoWorld; a corporation controlled by Mr. Passalacqua. See Voting Securities and Principal Holders of Voting Securities above for details regarding Mr. Passalacqua’s indirect beneficial ownership of securities of the Company.

(3)	Mr. Kurtz provides services to the Company as a consultant on behalf of POF Capital Corp. POF Capital Corp. is the beneficial owner of 1,691,052 Common Shares, 46,500 Warrants and 750,000 Options. POF Capital Corp. holds 123,750 RSUs that vest on August 31, 2024. POF Capital Corp. holds another 247,500 RSUs and 450,000 Options which have not vested and will not be vesting within 60 days of the date of this Circular. 582284 Ontario Limited is the beneficial owner of 1,100,421 Common Shares, 875,000 Credit Warrants and 30,000 Warrants. 582284 Ontario Limited holds another 875,000 Credit Warrants that are not currently exercisable by the holder. Mr. Kurtz exercises control over POF Capital Corp and 582284 Ontario Limited. An additional 770,000 Common Shares are held in personal and spousal Registered Retirement Savings Plan and Tax Free Savings Accounts over which Mr. Kurtz exercises control.

(4)	Mr. Zeifman provides services to the Company as a director on behalf of Z Six Capital Corporation; a corporation controlled by Mr. Zeifman and his wife. Mr. Zeifman is the beneficial owner of 375,000 Common Shares and 187,500 Warrants that have vested. Z Six Financial Corporation is the beneficial owner of 3,375,024 Common Shares, 875,000 Credit Warrants, 47,557 Warrants, and 750,000 Options. Z Six Financial Corporation holds 74,250 RSUs that vest on August 31, 2024. Z Six Financial Corporation holds another 148,500 RSUs, and 450,000 Options which have not vested and will not be vesting within 60 days of this Circular, and 875,000 Credit Warrants that are not currently exercisable by the holder.

(5)	Mr. Branson provides services to the Company as a director on behalf of CapWest Investments Corp.; a corporation controlled by Mr. Branson. CapWest Investments Corp. beneficially owns 975,579 Common Shares, 58,250 Warrants and 750,000 Options, and holds 74,250 RSUs that vest on August 31, 2024. CapWest Investments Corp. holds another 148,500 RSUs and 450,000 Options which have not vested and will not be vesting within 60 days of this Circular.

(6)	Member of Audit Committee.

(7)	Member of Compensation Committee.

Each director elected by the Shareholders will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless: (a) his office is earlier vacated in accordance with the Company articles; or (b) he is disqualified to act as a director. The following are biographies of each proposed nominee as a director of the Company:

Laurence W. Zeifman, CPA – Chairman. Mr. Zeifman is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has four decades of experience in public accounting and serves as chair of Nexia Canada, the Canadian division of one of the largest international accounting networks. He is also a former Director of the Ottawa Senators Hockey Club and is a former Alternate Governor of the National Hockey League. Larry is financially literate within the meaning of NI 52-110. Mr. Zeifman expects to devote approximately 5% of his time to the affairs of the Company.

Marc Branson, BBA – Independent Director: Mr. Branson is president of CapWest Investments Corp. Throughout his career, Marc has founded and grown companies in multiple sectors including mining, industrials, manufacturing, marketing, and consumer electronics. Marc currently serves on a number of public and private companies and is financially literate within the meaning of NI 52-110. He provides management and strategic guidance

John Passalacqua Int’l MBA – Chief Executive Officer and Director: Mr. Passalacqua is an international business strategist with over 35 years of extensive technology and capital markets experience. In 1998, John gained the title of a top 50 international business strategist on the early internet. He is involved in private and public market planning for companies in nascent, visionary industries. John has lived in Quebec and is fluently bilingual in English and French. John is financially literate within the meaning of NI 52-110.

Bennett Kurtz – Chief Financial Officer, Chief Administrative Officer, Corporate Secretary, and Director: Mr. Kurtz is principal of Kurtz Financial Group. He has experience in financing public companies and taking private companies public. Bennett has multi-faceted business experience in finance, management, sales, marketing and administrative functions including business analysis, public business unit segmentation, internal and external analytics.

None of the directors were elected under any arrangement or understanding between the director and any other person or company.

Individual Bankruptcies, Penalties or Sanctions

To the knowledge of management of the Company and except as disclosed below, no proposed director is, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) while that person was acting in that capacity was the subject of a cease trade order or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under Canadian securities legislation (any such order referred to as an “Order”), for a period of more than 30 consecutive days; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

To the knowledge of management of the Company, no proposed director is or has been during the ten years prior to the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of the Company, no proposed director, during the ten years prior to the date hereof, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

To the knowledge of the management of the Company, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Branson, a director of the Company, was a director of MJ Bioscience Corp. (“MJ Bioscience”) and Highmark Technologies Corp. (“Highmark”), two companies that were created via a plan of arrangement and although not trading, they were subsequently subject to failure-to-file cease trade orders for the failure to file their respective: (i) financial statements for the financial year ended October 31, 2015, (ii) its management’s discussion and analysis for the financial year ended October 31, 2015, and (iii) the certification of the foregoing filings as required by applicable Securities Laws. The failure-to-file cease trade order against MJ Bioscience was revoked in full on June 19, 2018. Highmark is no longer an active corporate entity.

Mr. Branson joined the board of directors of Oil Optimization Inc., which previously traded on the NEX market of the TSX Venture Exchange, in October 2016 after it was subject to cease trade orders from the BCSC, Ontario Securities Commission, and Manitoba Securities Commission in May 2016 for a failure to file its financial statements and management’s discussion and analysis for the financial year ended December 31, 2015. As of the date hereof, Oil Optimization Inc. remains subject to the aforementioned cease trade orders.

Statement of Executive Compensation

The Company’s Statement of Executive Compensation, prepared on Form 51-102F6V Statement of Executive Compensation – Venture Issuers, is attached hereto as Schedule “A”.

Corporate Governance Disclosure

Certain annual disclosure of the Company’s corporate governance disclosure, as required to be disclosed under National Instrument 58-101 - Disclosure of Corporate Governance Practices is included in Schedule “B” of this Circular.

AUDIT COMMITTEE

National Instrument 52-110 - Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to make certain disclosure concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Charter

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached hereto as Schedule “C”.

Composition of the Audit Committee

The Company’s Audit Committee is currently comprised of three directors, consisting of Laurence W. Zeifman (Chair), Marc Branson and John Passalacqua. Mr. Zeifman and Mr. Branson. are “independent” as defined in NI 52-110. Mr. Passalacqua is not independent for the purposes of NI 52-110, however, as a venture issuer, the Company is exempt from the Audit Committee composition requirements in NI 52-110 which require all Audit Committee members to be independent. All of the Audit Committee members are “financially literate”, as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

Relevant Education & Experience

Each member of the Audit Committee has the financial literacy and experience reviewing financial statements at least as complex as those of the Company. In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as a member, as provided by the member, is as follows:

Laurence W. Zeifman, CPA, is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has four decades of experience in public accounting and serves as chair of Nexia Canada, the Canadian division of one of the largest international accounting networks.

Marc Branson, BBA, holds a bachelor’s degree in business administration. Throughout his career, Marc has founded, grown, and managed many companies in multiple sectors including mining, industrials, manufacturing, marketing, and consumer electronics.

John Passalacqua, MBA, is an international business strategist with over 35 years of extensive technology and capital markets experience. He holds an international MBA. In 1998, John gained the title of a top 50 international business strategist on the early internet. He is involved in private and public market planning for companies in nascent, visionary industries.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), an exemption under subsection 6.1.1(4) (Circumstances Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Members) or 6.1.1(6) (Death, Incapacity or Resignation), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is required to review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors to the Company or its subsidiary entities, and consider the impact on the independence of the auditors; The pre- approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes or is reasonably expected to constitute no more than five percent (5%) of the total amount of fees paid by the Company and its subsidiary entities, if any, to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	the Company or the subsidiary entity of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(iii)	such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more independent members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

External Auditor Service Fees (By Category)

In the following table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last two fiscal years, by category, are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2024	$ 175,635	Nil	$ 107,380	Nil
2023	$ 35,653	Nil	$ 86,562	Nil

Exemption

The Company is relying on the exemption in section 6.1 of NI 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS & SENIOR OFFICERS

As of the date hereof, no current executive officer, director or employee or former executive officer, director or employee of the Company is indebted to the Company or any other entity in connection with a purchase of securities or any other indebtedness, or where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation.

No person who is or at any time during the financial year completed February 29, 2024 was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or its subsidiaries at any time since the commencement of the Company’s financial year completed February 29, 2024. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the Company’s financial year completed February 29, 2024 with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the beginning of the financial year ended February 29, 2024, no “informed person” of the Company (including a director, officer or individual or corporation that beneficially owns or controls 10% or more of the issued and outstanding voting securities of the Company), proposed nominee for election as a director of the Company, or any associate or affiliate of any informed person or proposed director, has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.com. Copies of the Company’s audited comparative financial statements for the year ended February 29, 2024 and the management’s discussion and analysis may be obtained upon request to the Company at Royal Centre, 1055 W Georgia St #1500, Vancouver, BC V6E 4N7.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED this 24th day of July, 2024.

FIRST PHOSPHATE CORP.

“Laurence W. Zeifman”

Laurence W. Zeifman

Director

SCHEDULE “A”

 STATEMENT OF EXECUTIVE COMPENSATION

Form 51-102F6V

FIRST PHOSPHATE CORP.

(the “Company”)

Statement of Executive Compensation – Venture Issuers

A - Compensation Discussion and Analysis

The following information, prepared in accordance with Form 51-102F6V - Statement of Executive Compensation – Venture Issuers, provides a discussion of all significant elements of the compensation to be awarded to, earned by, paid to, or payable to directors and Named Executive Officers (as defined below) of the Company, to the extent that it has been determined.

This document describes the Company’s compensation scheme for each director of the Company, each person who acted as a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, and the next most highly compensated executive officer (or next most highly compensated individual acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended February 29, 2024 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”).

During the financial year ended February 29, 2024, the Company had three Named Executive Officers (“NEOs”) being, Bennett Kurtz, Chief Financial Officer (“CFO”), Chief Administrative Officer and Corporate Secretary, Garry Siskos, former CFO, and John Passalacqua, Chief Executive Officer (“CEO”).

This document will address the Company’s executive compensation philosophy and objectives and provide a review of the process the board of directors of the Company (the “Board”) intends to undertake in deciding how to compensate directors and NEOs.

B - Oversight and Description of Director and NEO Compensation

The following compensation discussion and analysis is intended to provide information relating to the objectives and processes of the Company’s director and executive compensation program and to discuss the decision-making process relating to compensation.

The Company has established a compensation committee (the “Compensation Committee”). Accordingly, responsibility for matters relating to the overall compensation philosophy and guidelines for the directors and NEOs of the Company is the responsibility of Board with the assistance of the Compensation Committee.

Compensation Committee

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Compensation Committee has been established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The current members of the Compensation Committee are Marc Branson as chair, and Laurence W. Zeifman.

The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management in a manner that will support the future profitability and growth of the Company.

The Company’s compensation program has been developed to continue to attract, motivate and retain high caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Company shareholders. The compensation program will continue to evolve along with the development of the Company.

The compensation principles of the Board and Compensation Committee going forward are as follows:

●	executive officers should be compensated in a manner consistent with current industry practices and in amounts similar to those paid to like positions at comparable companies;

●	individual compensation packages should align the interests of the Company and the executive, recognizing each employee’s responsibilities and the complexities of the business; and

●	compensation should exhibit the value of each employee and be sufficient to not only reward, but also retain the services of each executive.

As a general rule for establishing compensation for NEOs and executive officers, the Compensation Committee will consider the compensation principles noted above as well as the executive’s performance, experience and position within the Company and the recommendations of the CEO, or in the case of the CEO, the recommendation of the Chair of the Board. The Compensation Committee uses its discretion to recommend compensation for executive officers at levels warranted by external, internal and individual circumstances.

Compensation Risk Management

In the course of its deliberations, the Board considers the implications of the risks associated with adopting the compensation practices in place from time to time and detect actions of management and employees of the Company that would constitute or lead to inappropriate or excessive risks.

At the present time, the only standing committees are the Audit Committee and the Compensation Committee. As the Company grows, and its operations and management structure became more complex, the Board expects it will constitute formal standing committees, such as a Corporate Governance Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

The Board, with the assistance of the Compensation Committee, seeks to ensure that, at all times, its compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director or Named Executive Officer of the Company.

Each Named Executive Officer is compensated pursuant to the terms of their consulting agreement, with RSUs, base salaries, incentive stock options (“Options”), and/or bonus as the significant elements of such compensation. Bonuses may be awarded based on objective milestones or at the discretion of the Board. No bonuses were paid to Named Executive Officers for the most recently completed financial year.

The Company does not currently use a peer group to determine compensation.

The Company’s Omnibus Equity Incentive Plan (“Omnibus Plan”) was approved by the Board and approved and ratified by disinterested shareholders at the Company’s annual general meeting of shareholders held on August 25, 2023. The Omnibus Plan was subsequently amended and restated on July 24, 2024 to address housekeeping matters, and drafting errors including: (i) to amend the definition of “Eligible Directors” to clarify the eligibility of directors to be granted RSUs under the Omnibus Plan; (ii) to clarify that any Common Shares subject to an Award under the Omnibus Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Omnibus Plan; and (iii) to amend the vesting provisions under the Omnibus Plan to permit RSU vesting periods of less than one year. The Omnibus Plan is administered by the Board with the assistance of the Compensation Committee. The Compensation Committee is authorized, subject to the provisions of the Omnibus Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Omnibus Plan, and to make determinations and take such other action in connection with or in relation to the Omnibus Plan as it deems necessary or advisable.

Other than as stated below, no compensation was paid to any director or Named Executive Officer in the financial year ended February 29, 2024.

Summary of Compensation of Directors and Named Executives

The following table (presented in accordance with Form 51-102F6V), is a summary of compensation (excluding compensation securities) paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to the directors and NEOs for each of the Issuers’ two most recently completed financial years:

Table of compensation excluding compensation securities
Name and position(1)	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
John Passalacqua (2) CEO and Director	2024	288,000	Nil	Nil	Nil	Nil	288,000
	2023	97,500	Nil	Nil	Nil	Nil	90,000
Bennett Kurtz(3) CFO, CAO, Corporate Secretary and Director	2024	198,000	Nil	Nil	Nil	Nil	198,000
	2023	60,000	19,000	Nil	Nil	Nil	79,000
Garry Siskos(4) Former CFO and COO	2024	125,000	Nil	Nil	Nil	Nil	125,000
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Laurence W. Zeifman(5), Chairman and Director(8)(9)	2024	97,200	Nil	Nil	Nil	Nil	97,200
	2023	24,000	Nil	Nil	Nil	Nil	24,000
Marc Branson(6) Independent Director	2024	97,200	Nil	Nil	Nil	Nil	97,200
	2023	$30,000	Nil	Nil	Nil	Nil	30,000

Notes:

(1)	Positions as at February 29, 2024.

(2)	Monthly fees for the period were $24,000 which were satisfied through: (i) cash payment of $72,000, (ii) 189,474 Common Shares at a deemed price of $0.38 per Common Share; and (iii) the grant of 378,948 RSUs. All amounts were paid or issued to ExpoWorld Inc. (“ExpoWorld”) which Mr. Passalacqua controls.

(3)	Monthly fees for the six month periods ending August 31, 2023 and February 29, 2024 were $15,000 and $18,000, respectively, which were satisfied through: (i) cash payment of $36,000, (ii) 142,105 Common Shares at a deemed price of $0.38 per Common Share; and (iii) the grant of 236,842 RSUs at a deemed price of $0.38 per Common Share. All amounts were paid or issued to POF Capital Corp. which is controlled by Mr. Kurtz (“POF”). During the year ended February 29, 2024, Mr. Kurtz acted as Chief Financial Officer of the Company from March 1, 2023 until May 19, 2023. Mr. Kurtz was re-appointed as CFO on September 1, 2023.

(4)	Mr. Siskos served as Chief Financial Officer and Chief Operating Officer of the Company beginning May 19, 2023 until he resigned from these roles on August 31, 2023. Mr. Siskos ceased to provide services to the Company effective September 30, 2023. On September 1, 2023, Siskos & Associates Inc. was issued 210,526 Common Shares at a deemed price of $0.38 as consideration for $80,000 of services provided by Garry Siskos during the period commencing May 19, 2023 and ending August 31, 2023.

(5)	Monthly fees for the 6 month periods ending August 31, 2023 and February 29, 2024 were $7,200 and $9,000, respectively, which were satisfied through: (i) cash payment of $21,600, (ii) 56,842 Common Shares at a deemed price of $0.38 per Common Share; and (iii) the grant of 142,106 RSUs. All amounts were paid or issued to Z Six Financial Corporation (“Z Six”) of which Mr. Zeifman is a control person.

(6)	Monthly fees for the 6 month periods ending August 31, 2023 and February 29, 2024 were $7,200 and $9,000, respectively, which were satisfied through: (i) cash payment of $21,600, (ii) 56,842 Common Shares at a deemed price of $0.38 per Common Share; and (iii) the grant of 142,106 RSUs. All amounts were paid or issued to CapWest Investments Corp. which is controlled by Mr. Branson (“CapWest”).

Stock options and other compensation securities

Compensation Securities
Name and position(1)	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry
John Passalacqua(3)(9) CEO and Director	RSU	378,948	September 1, 2023	N/A	0.36	0.25	(2)
	RSU	792,000	December 29, 2023	N/A	0.40	0.25	(2)
	Options	600,000	December 29, 2023	0.40	0.40	0.25	5 years
Bennett Kurtz(4)(9) CFO, CAO, Corporate Secretary and Director	RSU	236,842	September 1, 2023	N/A	0.36	0.25	(2)
	RSU	495,000	December 29, 2023	N/A	0.40	0.25	(2)
	Options	600,000	December 29, 2023	0.40	0.40	0.25	5 years
Garry Siskos(5) Former CFO and COO	Options	732,000	April 24, 2023	0.70	0.51	0.25	5 years
Laurence W. Zeifman(7)(9) Chairman and Director	RSU	142,106	September 1, 2023	N/A	0.36	0.25	(2)
	RSU	297,000	December 29, 2023	N/A	0.40	0.25	(2)
	Options	600,000	December 29, 2023	0.40	0.40	0.25	5 years
Marc Branson(8) Independent Director	RSU	142,106	September 1, 2023	N/A	0.36	0.25	(2)
	RSU	297,000	December 29, 2023	N/A	0.40	0.25	(2)
	Options	600,000	December 29, 2023	0.40	0.40	0.25	5 years

Notes

(1)	Positions as at February 29, 2024.

(2)	All RSUs expire on December 15th of the third financial year following the end of the calendar year in respect of which such RSUs are granted.

(3)	As at February 29, 2024, ExpoWorld and Shpirtrat held 806,817 and 9,580,212 Common Shares, respectively. ExpoWorld also held (i) 1,800,000 Options of which 900,000 had vested, 300,000 vest on August 22, 2024 and 150,000 vested or vesting on each of June 29, and December 29,and June 29 and December 29, 2025; (ii) 792,000 RSUs vested or vesting as follows: 198,000 on each of May 31, August 31, 2024, November 30, 2024 and February 28, 2025,

(4)	As at February 29, 2024, POF and 582284 held 1,567,302 and 1,100,421 Common Shares, respectively. POF also held (i) 1,200,000 Options of which 450,000 had vested and 150,000 vested or vesting on each of June 29, 2024, August 22, 2024, December 29, 2024, June 29, 2025 and December 29, 2025; (ii) 495,000 RSUs vested or vesting as follows: 123,750 on each of May 31, August 31 and November 30, 2024 and February 28, 2025,

(5)	As at February 29, 2024, Garry Siskos held 183,000 vested Options, expiring on September 30, 2024 and 61,017 Common Shares. The balance of Mr. Siskos’ options were forfeited upon his resignation.

(6)	As at February 29, 2024, 166693 Canada Inc. held: (i) 358,381 Common Shares; and (ii) 900,000 Options of which 450,000 had vested, 150,000 vest on August 22, 2024, and 75,000 vested or vesting on each of June 29 and December 29, 2024, and June 29 and December 29, 2025.

(7)	As at February 29, 2024, Mr. Zeifman and Z Six held 375,000 and 3,300,774 Common Shares, respectively. Z Six also held (i) 1,200,000 Options of which 450,000 had vested and 150,000 vested or vesting on each of June 29, August 22, and December 29, 2024, and June 29 and December 29, 2025; and (ii) 297,000 RSUs vested or vesting as follows: 74,250 on each of May 31, August 31, 2024, November 30, 2024 and February 28, 2025,

(8)	As at February 29, 2024, CapWest held: (i) 901,329 Common Shares; (ii) 1,200,000 Options of which 450,000 had vested and 150,000 vested or vest on each of June 29, August 22, and December 29, 2024, and June 29 and December 29, 2025; and (iii) 297,000 RSUs vested or vesting as follows: 74,250 on each of May 31, August 31, 2024, November 30, 2024 and February 28, 2025.

(9)	In addition to the disclosure above, Messrs. Passalacqua, Kurtz and Zeifman each received 1,750,000 warrants in the Company pursuant to a line of credit agreement with the Company exercisable at $0.40 per Common Share of which 875,000 of the warrants issued to each recipient have vested.

There were no compensation securities exercised by any directors or Named Executive Officers during the most recently completed financial year ended February 29, 2024 except for the exercise of RSUs detailed in the table below:

Name and Position(1)	No. of RSUs exercised	Date of Exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
John Passalacqua, CEO and Director(2)	189,474	November 30, 2023	0.32	0.32	60,632
	189,474	February 28, 2024	0.25	0.25	47,369
Bennett Kurtz, CFO, CAO, Corporate Secretary and Director(3)	118,421	November 30, 2023	0.32	0.32	37,895
	118,421	February 28, 2024	0.25	0.25	29,605
Laurence W. Zeifman, Chairman and Director(4)	71,053	November 30, 2023	0.32	0.32	22,737
	71,053	February 28, 2024	0.25	0.25	17,763
Marc Branson, Independent Director(5)	71,053	November 30, 2023	0.32	0.32	22,737
	71,053	February 28, 2024	0.25	0.25	17,763
(1)	Positions as at February 29, 2024.

(2)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs’ were issued to, ExpoWorld.

(3)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs’ were issued to, POF.

(4)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs’ were issued to, Z Six.

(5)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs’ were issued to, CapWest.

C - Incentive Plans

Omnibus Plan

The principal features of the Omnibus Plan are summarized below:

Purpose, Administration and Eligible Participants

The purpose of the Omnibus Plan is to advance the interests of the Company through the motivation, attraction and retention of key employees, consultants and directors of the Company and designated affiliates of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and the designated affiliates of the Company through the granting of non- transferable options to purchase Common Shares (the “Options”) and Restricted Share Units (“RSUs”) (together, the “Awards”) to eligible participants under the Omnibus Plan. Pursuant to the Omnibus Plan, the Board may delegate the administration of the Omnibus Plan to a committee (the “Committee”) of the directors of the Company authorized to carry out such administration and, failing a committee being so designated, the Omnibus Plan is to be administered by the Board. The Omnibus Plan will be administered by the Board with the assistance of the Compensation Committee. The Compensation Committee is authorized, subject to the provisions of the Omnibus Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Omnibus Plan, and to make determinations and take such other action in connection with or in relation to the Omnibus Plan as it deems necessary or advisable.

Subject to the provisions of the Omnibus Plan, the Committee has the authority to select those persons to whom Awards will be granted.

In respect of a grant of Awards, eligible participants under the Omnibus Plan include the directors, officers and employees (including both full-time and part-time employees) of the Company or of any designated affiliate of the Company and any person or corporation engaged to provide ongoing management, advisory or consulting services for the Company or a designated affiliate of the Company or any employee of such person or corporation, and any persons retained to provide Investor Relations Activities (as such terms are defined in the policies of the Canadian Securities Exchange (“CSE”)).

Any Common Shares subject to an Award under the Omnibus Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Omnibus Plan. Financial assistance or support agreements may be provided by the Corporation or any related entity to eligible participants in connection with grants under the Omnibus Plan, including full, partial or non-recourse loans if approved by the Corporation’s board of directors (with interested persons abstaining, if applicable).

Common Shares Subject to the Omnibus Plan

The aggregate number of Common Shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the Common Shares outstanding from time to time. The Omnibus Plan is a “rolling” maximum share omnibus plan, and any increase or reduction in the number of outstanding Common Shares will result in an increase or reduction, respectively, in the number of Common Shares that are available to be issued under the Omnibus Plan. The Omnibus Plan is considered an “evergreen” plan, since the Common Shares covered by Options and Awards that have been exercised or redeemed, as the case may be, shall be available for subsequent grants under the Omnibus Plan.

As of the Record Date, there were 10,268,000 Common Shares reserved for issuance upon the exercise of outstanding Options and 2,798,498 Common Shares reserved for issued but unvested RSUs, for a total of up to 13,066,498 Common Shares (representing approximately 16.84% of the issued and outstanding Common Shares of the Corporation) that are issuable under Options and Awards outstanding, out of a total available of 15,030,437 available to be reserved for issuance leaving 1,963,498 Common Shares available to be reserved under the Omnibus Plan.

The maximum number of Common Shares reserved for issue pursuant to Awards granted to participants who are insiders of the Company in any twelve (12) month period may not exceed, in the aggregate, fifteen percent (15%) of the number of Common Shares then outstanding, unless disinterested shareholder approval of the Company is received therefor in accordance with the policies of the CSE and the Omnibus Plan. The maximum number of Common Shares reserved for issue pursuant to Awards granted under the Omnibus Plan to any one participant in any twelve (12) month period shall not exceed five percent (5%) of the number of Common Shares then outstanding, unless disinterested shareholder approval of the Company is received therefor. The maximum number of Common Shares reserved for issue under Awards granted to any one participant (other than a participant who is an eligible director or eligible employee) in any twelve (12) month period shall not exceed two percent (2%) of the number of Common Shares then outstanding.

The maximum number of Common Shares reserved for issue under Options granted to all eligible employees and to all participants (other than participants who are eligible directors) conducting Investor Relations Activities in any twelve (12) month period shall not exceed, in the aggregate, two percent (2%) of the number of Common Shares then outstanding. Options granted to participants (other than participants who are eligible directors or eligible employees) performing investor relations activities shall vest in stages over a twelve (12) month period, with no more than one- fourth (¼) of the Options vesting in any three (3) month period. The Committee shall, through the establishment of appropriate procedures, monitor the trading in the securities of the Company by all grantees of Options performing investor relations activities.

Option Awards

Nature of Options

An Option is an option granted by the Company to a participant entitling such participant to acquire a designated number of Common Shares from treasury at the exercise price. The Company is obligated to issue and deliver the designated number of Common Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Common Shares issued from treasury.

Exercise Price of Options

The exercise price of any Option may not be less than the closing price of the Common Shares on the principal stock exchange on which the Common Shares are listed on the last trading day immediately preceding the date of grant of the Option less the maximum discount, if any, permitted by the CSE (or the most restrictive exchange policies of which the Company is listed on) and, if the Common Shares are not then listed on any stock exchange, the exercise price may not be less than the fair market value of the Common Shares as may be determined by the Committee on the day immediately preceding the day of the grant of such Option.

Expiry Date of Options

Each Option, unless sooner terminated pursuant to the provisions of the Omnibus Plan, will expire on a date to be determined by the Committee at the time the Option is granted, subject to amendment by an employment contract, which date cannot be later than ten (10) years after the date the Option is granted. However, if the expiry date falls within a “blackout period” or within ten (10) business days after the expiry of a “blackout period”, then the expiry date of the Option will be the date which is ten (10) business days after the expiry of the blackout period.

Vesting and Exercise of Options

Except as otherwise provided in the Omnibus Plan or in any employment contract, each Option may be exercised during the term of the Option only in accordance with the vesting schedule, if any, determined by the Committee at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Committee from time to time with respect to a particular Option, subject to applicable regulatory requirements. If the Committee does not determine a vesting schedule at the time of the grant of any particular Option, such Option will be exercisable in whole at any time, or in part from time to time, during the term of the Option.

Effect of Termination

No Option granted under the Omnibus Plan may be exercised unless the optionee at the time of exercise thereof is:

a)	in the case of an eligible employee, an officer of the Company or a designated affiliate of the Company or in the employment of the Company or a designated affiliate of the Company and has been continuously an officer or so employed since the date of the grant of such Option;

b)	in the case of an eligible director who is not also an eligible employee, a director of the Company or a designated affiliate of the Company and has been such a director continuously since the date of the grant of such Option; and in the case of any other eligible participant, engaged, directly or indirectly, in providing ongoing management, advisory, consulting, technical or other services for the Company or a designated affiliate of the Company and has been so engaged since the date of the grant of such Option;

provided, however, that if a participant: (i) ceases to be a director of the Company and of the designated affiliates of the Company (and is not or does not continue to be an employee thereof) for any reason (other than death); or (ii) ceases to be employed by, or provide services to, the Company or the designated affiliates of the Company (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Company or the designated affiliates of the Company, for any reason (other than death) or receives notice from the Company or any designated affiliate of the Company of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have ninety (90) days from the date of such termination to exercise his or her Options to the extent that such participant was entitled to exercise such Options at the date of such termination. Notwithstanding the foregoing or any employment contract, in no event shall such right extend beyond the period during which the Option was exercisable under the terms of its grant or one (1) year from the date of such termination.

RSU Awards

Nature of an RSU

An RSU is an Award that is a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient participant to receive a cash payment equal to the closing price of the Common Shares on the CSE on the last trading date prior to the applicable vesting date or, at the sole discretion of the Committee, a Common Share, and subject to such restrictions and conditions on vesting as the Committee may determine at the time of grant, unless such RSU expires prior to being settled.

Vesting

The Committee shall have sole discretion to determine if any vesting conditions with respect to an RSU, including any performance criteria or other vesting conditions contained in the applicable RSU agreement, have been met or waive the vesting conditions applicable to RSUs (or deem them to be satisfied), and shall communicate to a participant, as soon as reasonably practicable, the date on which all such applicable vesting conditions in respect of a grant of RSUs have been satisfied and the RSUs have vested.

Settlement

Subject to the vesting and other conditions and provisions in the Omnibus Plan and in the applicable RSU agreement, each RSU awarded to a participant shall entitle the participant to receive, on settlement, a cash payment equal to the closing price of the Common Shares on the CSE on the last trading date prior to the vesting date, or, at the discretion of the Committee, one Common Share or any combination of cash and Common Shares as the Committee in its sole discretion may determine, in each case less any applicable withholding taxes. The Company (or the applicable designated affiliate) may, in its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of Common Shares issued from treasury or acquired by a designated broker in the open market on behalf of the participant. Subject to the terms and conditions in the Omnibus Plan, vested RSUs shall be redeemed by the Company (or the designated affiliate) as described above on the 15th day following the vesting date. Notwithstanding any other provisions in the Omnibus Plan, no payment, whether in cash or in Common Shares, shall be made in respect of the settlement of any RSUs later than December 15th of the third calendar year following the end of the calendar year in respect of which such RSU is granted.

Dividend Equivalents

Dividend equivalents may, as determined by the Committee in its sole discretion, be awarded as a bonus for services rendered in the year in respect of unvested RSUs in a participant’s account on the same basis as cash dividends declared and paid on Common Shares as if the participant was a holder of record of Common Shares on the relevant record date. In the event that the participant’s applicable RSUs do not vest, all dividend equivalents, if any, associated with such RSUs will be forfeited by the participant.

Effect of Death

If a participant dies, any unvested RSUs in the participant’s account as at the date of such death shall become immediately forfeited and cancelled. For greater certainty, where a participant’s employment or service relationship with the Company or a designated affiliate is terminated as a result of death following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the participant shall remain entitled to such distribution or payment. Notwithstanding the foregoing, if the Committee, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested RSUs, the date of such action is the applicable vesting date.

Effect of Termination

If a participant: (i) ceases to be a director or the Company or of a designated affiliate, as the case may be (and is not or does not continue to be an employee thereof), for any reason (other than death); or (ii) ceases to be employed by, or provide services to, the Company or the designated affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Company or the designated affiliates, for any reason (other than death) or shall receive notice from the Company or the designated affiliates of the termination of their employment contract; the participant’s participation in the Omnibus Plan will be terminated immediately, all RSUs credited to such participant’s account that have not vested will be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested RSUs shall be forfeited and cancelled on the termination date. Notwithstanding the foregoing, if the Committee, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested RSUs, the date of such action is the applicable vesting date.

Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two (2) or more entities or a sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to another entity, upon the exercise or settlement, if applicable, of an Award under the Omnibus Plan the holder thereof is entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had been a holder of Common Shares immediately prior to the effective time of such event, unless the Committee otherwise determines appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participant in respect of such Award in connection with such event.

Securities Exchange Take-Over Bid

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made as a result of which all of the outstanding Common Shares are acquired by the offeror through compulsory acquisition provisions of the incorporating statute of the Company or otherwise, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all participants requiring them to surrender their Awards within ten (10) days of the mailing of such notice, and the optionees shall be deemed to have surrendered such Awards on the tenth (10th) day after the mailing of such notice without further formality, provided that, among other things, the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the participants on the equity securities offered as consideration.

Acceleration on Take-Over Bid, Consolidation or Merger

In the event that: (a) the Company seeks or intends to seek approval from the shareholders of the Company for a transaction which, if completed, would constitute an Acceleration Event (as hereinafter defined); or (b) a person makes a bona fide offer or proposal to the Company or the shareholders of the Company which, if accepted or completed, would constitute an Acceleration Event, then the Company is required to send notice to all optionees of such transaction, offer or proposal as soon as practicable. Provided that the Committee has determined that no adjustment will be made under the provisions of the Omnibus Plan described above under the heading “Consolidation, Merger, etc.”; (i) the Committee may by resolution, and notwithstanding any vesting schedule applicable to any Option, permit all Options outstanding which have restrictions on their exercise to become immediately exercisable during the period specified in the notice (but in no event later than the applicable expiry date of an Option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the Committee may accelerate the expiry date of such Options and the time for the fulfillment of any conditions or restrictions on such exercise. An “Acceleration Event” means an acquisition by any offeror of beneficial ownership of more than fifty percent (50%) of the votes attached to the outstanding voting securities of the Company, any consolidation merger or statutory amalgamation or arrangement of the Company with or into another corporation and pursuant to which the Company will not be the surviving entity (other than a transaction under which the shareholders of the Company immediately prior to completion of the transaction will have the same proportionate ownership of the surviving corporation), a separation of the business of the Company into two (2) or more entities, a sale, lease exchange or other transfer of all or substantially all of the assets of the Company to another entity or the approval by shareholders of the Company of any plan of liquidation or dissolution of the Company.

Amendments, Modifications and Changes

The Committee has the right under the Omnibus Plan to make certain amendments to the Omnibus Plan, including, but not limited to, amendments of a “housekeeping” nature, to comply with applicable law or regulation, to the vesting provisions of the Omnibus Plan, to the terms of any Award previously granted (with the consent of the optionee), and with respect to the effect of the termination of an optionee’s position, employment or services under the Omnibus Plan, to the categories of persons who are participants in respect of the administration or implementation of the Omnibus Plan.

The Committee has the right, under the Omnibus Plan, with the approval of the shareholders of the Company, to make certain amendments to the Omnibus Plan, including, but not limited to, any change to the number of Common Shares issuable from treasury under the Omnibus Plan, any amendment which reduces the exercise price of any Award, any amendment which extends the expiry date of an Award other than as permitted under the Omnibus Plan, any amendment which cancels any Award and replaces such Award with an Award which has a lower exercise price, any amendment which would permit Awards to be transferred or assigned by any participant other than as currently permitted under the Omnibus Plan, and any amendments to the amendment provisions of the Omnibus Plan.

D - Retirement and Pension Plans

The Company has no formal pension, retirement compensation or other long term incentive plans in place for its directors, officers, or employees.

E – Employment, consulting and management agreements

As of February 29, 2024, the Company has not entered into any employment, consulting, or management agreements with any of the Company’s NEOs or Directors other than as follows:

ExpoWorld Ltd. of is a private company controlled by John Passalacqua, Chief Executive Officer and director. Mr. Passalacqua provide management services to the Company on behalf of ExpoWorld. The agreed upon rate for Mr. Passalacqua’s officer services is a monthly fee equal to $26,400 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. ExpoWorld agreed to accept RSUs or other share based compensation as consideration for services to be provided by Mr. Passalacqua until February 28, 2026.

POF Capital Corp is a private company controlled by Bennett Kurtz, CFO, CAO, Corporate Secretary, and director of the Company. Mr. Kurtz provides management services to the Company on behalf of POF. The agreed upon rate is that a monthly fee for the officer services shall equal $16,500 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. POF agreed to accept RSUs or other share based compensation as consideration for services to be provided by Mr. Kurtz until February 28, 2026.

Siskos and Associates Inc. is a private company controlled by Garry Siskos, CPA, CA who provided services as Chief Operating Officer and Chief Financial Officer for the period from May 19, 2023 to September 30, 2023. The agreed upon rate prior to his resignation was that of a monthly consulting fee of $20,000 plus applicable taxes.

CapWest Investments Corp. is a private company controlled by Marc Branson; a director of the Company. Mr. Branson provides director services to the Company on behalf of CapWest. The agreed upon rate is a monthly fee for the director services of equal $9,900 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. CapWest agreed to accept RSUs or other share based compensation as consideration for services to be provided by Mr. Branson until February 28, 2026.

Z Six Financial Corporation is a private company controlled by Laurence W. Zeifman; a director of the Company. Mr. Zeifman provides director services to the Company on behalf of Z Six. The agreed upon rate is a monthly fee for the director services of $9,900 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. Z Six agreed to accept RSUs or other share based compensation as consideration for services to be provided by Mr. Zeifman until February 28, 2026.

Except as disclosed above, there are no provisions in such agreements with respect to change of control, severance, termination or constructive dismissal or any relationship between the other party to the agreement and a Director or a NEO of the Company.

F - Compensation of Directors

Except as disclosed in the tables under Section B above, the Company did not compensate directors in the financial year ended February 29, 2024. Any director who held the position of an officer and received compensation was paid solely in their capacity as an officer and that compensation is set forth in the table above.

G - Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth securities of the Corporation that are authorized for issuance, under equity compensation plans of the Corporation, as at February 29, 2024, the Corporation’s most recently completed fiscal year:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)(3)	Number of Securities remaining available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders	12,967,298(1)(2)	$0.37	1,790,056
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	12,967,298 (1)(2)	$0.37	1,790,056

Notes:

1.	This includes options and rights outstanding under the Omnibus Plan. The Company has no options, warrants or rights outstanding under any other equity compensation plans.

2.	As at February 29, 2024 there were 9,893,000 Options and 3,074,298 RSUs outstanding under the Company’s Omnibus Equity Incentive Plan.

3.             Includes disclosure of the weighted average exercise price of Options outstanding as at February 29, 2024. There is no exercise price for outstanding RSUs.

SCHEDULE “B”

 CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.

Board of Directors

It is proposed that Marc Branson, Laurence W. Zeifman, John Passalacqua, and Bennett Kurtz be re-elected, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the articles of the Company, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s articles.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement.

The Board is currently comprised of four directors, two of which are not considered “independent’ within the meaning of NI 52-110. John Passalacqua and Bennett Kurtz who are both executive officers of the Company and are not considered independent. Laurence W. Zeifman and Marc Branson are both considered to be independent under NI 52-110.

In assessing NI 58-101 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors. The basis for this determination is that neither Marc Branson nor Laurence W. Zeifman have a direct or indirect material relationship with the Company worked for the Company, received remuneration from the Company (other than in their capacity as directors), or had material contracts with or material interests in the Company which could interfere with his ability to act in the Company’s best interests.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO. The Board gives direction and guidance through the CEO to Management and keeps Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the Shareholders for election as directors and immediately following each annual general meeting appoints the Audit Committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO and CFO of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over Management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each fiscal quarter. The Board will also meet at any other time at the call of the CEO or, subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following director(s) of the Company are also directors of other reporting issuers as stated:

Director	Name of Other Reporting Issuer	Stock Exchange
Marc Branson	Dark Star Minerals	CSE
	Weekapaug Lithium Ltd.	CSE
	Oil Optimization Inc.	Unlisted
	Highmark Technologies Corp.	Unlisted
John Passalacqua	Aroway Energy Inc.	Unlisted
Bennett Kurtz	Aroway Energy Inc.	Unlisted
Laurence W. Zeifman	Aroway Energy Inc.	Unlisted

Orientation and Continuing Education

The Board’s practice is to recruit for the Board only persons with extensive experience in business and public company matters and with an understanding of the mining and mining exploration business. At present, the Company does not provide a formal orientation and education program for new directors. To the extent new directors are appointed to the Board, they will be encouraged to meet with management and inform themselves regarding management and the Company’s affairs. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company’s affairs and plans prior to obtaining their consent to act as a director. The Company currently has no specific policy regarding continuing education for directors, however requests for education will be encouraged, and dealt with on an ad hoc basis.

Ethical Business Conduct

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which provides guidelines regarding, among other items, compliance with applicable laws, conflicts of interest, corporate opportunities, confidentiality, employment practices, and use of company property and resources. All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key securityholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct established in the Code.

Nomination of Directors

The Board identifies new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus is reached. This process takes place among Management and the non-executive directors.

Compensation

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Compensation Committee has been established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The current members of the Compensation Committee are Marc Branson as chair, and Laurence W. Zeifman.

The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

The Company’s compensation program has been developed to continue to attract, motivate and retain high caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders. The compensation program will continue to evolve along with the development of the Company. The compensation principles of the Board and Compensation Committee going forward are as follows:

●	executive officers should be compensated in a manner consistent with current industry practices and in amounts similar to those paid to like positions at comparable companies;

●	individual compensation packages should align the interests of the Company and the executive, recognizing each employee’s responsibilities and the complexities of the business; and

●	compensation should exhibit the value of each employee and be sufficient to not only reward, but also retain the services of each executive.

As a general rule for establishing compensation for NEOs and executive officers, the Compensation Committee will consider the compensation principles noted above as well as the executive’s performance, experience and position within the Company and the recommendations of the CEO, or in the case of the CEO, the recommendation of the Chair of the Board. The Compensation Committee uses its discretion to recommend compensation for executive officers at levels warranted by external, internal and individual circumstances.

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company. As well, the number of options and RSUs to be granted is determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between Board and Management and the strategic direction and processes of the Board and its committees.

The Board believes its corporate governance practices are appropriate and effective for the Company given its size and operations. The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administration burden.

SCHEDULE “C”

AUDIT COMMITTEE CHARTER

FIRST PHOSPHATE CORP.

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of First Phosphate Corp. (the “Company”) to which the Board has delegated its responsibility for the oversight of the following:

●	nature and scope of the annual audit;

●	management’s reporting on internal accounting standards and practices;

●	the review of financial information, accounting systems and procedures;

●	financial reporting and financial statements,

and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee, with respect to the Company and its subsidiaries, are as follows:

●	to oversee the accounting and financial reporting processes and the audits of the financial statements of the Company and to assist the directors of the Company (the “Directors”) in meeting their responsibilities in respect of the preparation and disclosure of the financial statements of the Company and related matters;

●	to provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board;

●	to ensure the external auditors’ independence and review and appraise their performance;

●	to increase the credibility and objectivity of financial reports; and

●	to facilitate in depth discussions between Directors on the Committee, management and external auditors.

Composition

The Committee will be comprised of at least three Directors or such greater number as the Board may determine from time to time and such number of the members of the Committee shall be “independent” (as such term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”) as is required to meet the Company’s obligations under NI 52-110, the policies of any stock exchange upon which any securities of the Company are listed, and all other applicable laws.

All of the members of the Committee must be able to read and understand fundamental financial statements, including a Company’s balance sheet, income statement, and cash flow statement, as required by Nasdaq Listing Rule 5605(c)(2)(A) and be “financially literate” (as defined in NI 52- 110) unless the Board determines that an exemption under NI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of NI 52-110. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board shall from time to time designate one of the members of the Committee to be the chairperson of the Committee (the “Chair”).

Meetings and Administrative Matters

(a)	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions, and at such other times as the external auditor and/or the Committee consider appropriate. The Chief Financial Officer of the Company shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chair.

(b)	Meeting materials shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

(c)	A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Board.

(d)	The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

(e)	At all meetings of the Committee, every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall be entitled to a second or casting vote.

(f)	The minutes of the Committee meetings shall accurately record the decisions reached and the minutes (which may be in draft form) shall be distributed to the Committee members with copies to the Board, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

(g)	The Committee may invite such officers, directors and employees of the Company and its subsidiaries, if any, and any other individual, as it sees fit from time to time to attend all or part of meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

(h)	Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

(i)	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Board Chair by the Committee Chair.

Mandate and Responsibilities

To fulfill its responsibilities and duties, the Committee shall:

(b)	undertake annually a review of this mandate and make recommendations to the Board as to proposed changes;

(c)	recommend to the Board, (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer; and (ii) the compensation of the external auditor.

(d)	propose appropriate funding to compensate the Company’s registered public accounting firm and advisors employed by the audit committee, to pay for ordinary administrative expenses of the audit committee and to fund or pay any other applicable items so as to satisfy Nasdaq Listing Rule 5605;

(e)	satisfy itself on behalf of the Board with respect to the Company’s internal control systems, including, where applicable, relating to derivative instruments:

(i)	identifying, monitoring and mitigating business risks; and

(ii)	ensuring compliance with legal, ethical and regulatory requirements;

(f)	review the Company’s financial statements and reports and any related management’s discussion and analysis (“MD&A”), any annual and interim profit or loss press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial reports), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors; the process should include but not be limited to:

(i)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(iii)	reviewing accounting treatment of unusual or non-recurring transactions;

(iv)	ascertaining compliance with covenants under loan agreements;

(v)	reviewing financial reporting relating to asset retirement obligations;

(vi)	reviewing disclosure requirements for commitments and contingencies;

(vii)	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(viii)	reviewing unresolved differences between management and the external auditors;

(ix)	obtain explanations of significant variances with comparative reporting periods; and

(x)	determine through inquiry if there are any related party transactions, approve the transactions if needed and ensure the nature and extent of such transactions are properly disclosed;

(g)	review the financial reports and related information included in prospectuses, MD&A, information circular-proxy statements and annual information forms and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim earnings press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and all other financial information (other than information required to be reviewed by the Committee under bullet (e) above), and will periodically assess the adequacy of those procedures;

(h)	with respect to the Board’s responsibility, shared with the Committee, to appoint external auditors:

(i)	require the external auditors to report directly to the Committee;

(ii)	review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(iii)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company and confirming their independence from the Company;

(iv)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(v)	be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attestation services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)	review management’s recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and the compensation of the external auditors;

(vii)	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

(viii)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

(ix)	take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;

(x)	at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial reports;

(i)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(j)	review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial reports of the Company and its subsidiaries;

(k)	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors to the Company or its subsidiary entities, and consider the impact on the independence of the auditors; The pre- approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes or is reasonably expected to constitute no more than five percent (5%) of the total amount of fees paid by the Company and its subsidiary entities, if any, to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	the Company or the subsidiary entity of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(iii)	such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more independent members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

(l)	review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it;

(m)	with respect to the financial reporting process:

(i)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

(ii)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(iii)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(iv)	review significant judgments made by management in the preparation of the financial reports and the view of the external auditors as to appropriateness of such judgments;

(v)	following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(vi)	review any significant disagreement among management and the external auditors regarding financial reporting;

(vii)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented; and

(viii)	review the certification process,

(n)	review financial reporting relating to risk exposure and risk management policies and procedures of the Company (i.e., hedging, litigation and insurance),

(o)	establish a procedure for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by any employee, director, general partner, officer, or consultant or advisor of the Company of concerns regarding questionable accounting or auditing matters.

Authority of the Committee

The Committee has the authority to engage independent counsel and other advisors at the expense of the Company without the Board’s approval, at any time and has the authority to determine such counsel or advisor’s fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for the payment of: (i) compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services or other permitted services for the Company; (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities; and (iii) compensation to legal, accounting or other advisors retained by the Committee.

Committee and Charter Review

The Committee will conduct an annual review and assessment of its performance, effectiveness and contribution. The Committee will conduct that review and assessment in such manner as it deems appropriate and report the results to the Board.

The Committee will also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any best practice guidelines recommended by regulators, and will recommend any required or desirable changes to the Board.

Reporting to the Board

The Committee will regularly report to the Board on all significant matters it has considered and addressed and with respect to such other matters that are within its responsibilities, including any matters approved by the Committee or recommended by the Committee for approval by the Board.

Approved by the Board of Directors on July 5, 2024